Exhibit 2

HIGHLY CONFIDENTIAL

November 18th, 2025

Board of Directors

Rayonier Advanced Materials Inc.

1301 Riverplace Boulevard, Suite 2300

Jacksonville, FL 32207

Delivered via e-mail

Dear Board of Directors:

On behalf of American Industrial Partners (“AIP”), we are pleased to submit this preliminary, non-binding proposal for the acquisition of Rayonier Advanced Materials Inc., together with its direct and indirect subsidiaries, (“RYAM” or the “Company”) in a take-private transaction, as more fully described below (the “Transaction”).

Using publicly available information, we have completed extensive due diligence on RYAM, including reviewing the Company’s investor disclosures and SEC filings, as well as focused industry, capacity, end market, and competitor research and analysis, including third party market work and supply-demand analysis by cellulose specialties grade. We have also leveraged our deep existing knowledge of the Company and broader industry, particularly through our historical investments in both RYAM’s public debt and equity. Most notably, during 2020 and 2021, AIP was likely RYAM’s largest bondholder, owning nearly $200 million of face value of RYAM’s unsecured and secured notes that were outstanding at the time. Based on our recent deep due diligence as well as a deep historical understanding of both the Company and industry, we have high conviction that RYAM is a strong fit for our investment model. We are attracted to the Company’s leading market positions, global presence with exposure to growing end markets and geographies, tenured customer relationships, diversified revenue streams and product offerings, and strong management team. We also believe there is an opportunity for long term growth and value creation under AIP’s ownership that would benefit the Company’s employees, their communities, and other stakeholders.

We envision likely combining RYAM with Global Cellulose Fibers (“GCF”), a leading global producer of high-quality fluff pulp for a wide range of personal care applications including feminine care, incontinence, and infant diapers, which AIP agreed to acquire from International Paper in August 2025. The combination would create the leading global participant in the cellulose specialties and fluff pulp industries with an opportunity to unlock significant growth from further downstream investments such as renewable power, bioethanol, crude tall oil, among others. Our investment thesis for GCF is to invest in a myriad of growth and operating enhancement opportunities, such as volume de-bottlenecking activities, ROIC-based capital expenditures, byproduct revenue stream monetization, fiber procurement improvement, new product development, product mix optimization productivity improvements, and inorganic growth opportunities.

For your background, AIP is an operationally oriented middle-market private equity firm comprised primarily of engineers and operators with deep expertise across a variety of industrial sectors. Our firm has been active in private equity investing for over 20 years and manages approximately USD $17 billion of investor capital today. AIP has extensive experience partnering with global corporations and has executed more than 50 transactions alongside corporate counterparties which include AGCO, Alcoa, Anixter International, Armstrong World Industries, Arrium Corporation, Carlisle Companies, Domtar, Dover, Emerson Electric, Federal Signal, GATX, General Electric, Hubbell, Ingersoll Rand, L3 Corporation, Masco, Monsanto, Navistar, Novelis, PPG, Raytheon, Sequa, Shanghai Electric, Thor Industries, Veolia, and Weyerhaeuser, among others.

Additionally, AIP has multiple decades of experience integrating scaled add-on and merger transactions. Recent examples include the combination of Vertex with Vectrus to create V2X, Seabulk Tankers with Crowley’s tanker segment to create Fairwater, Gerber Technology with Lectra, ACPI with Masco Cabinetry, and the combination of Rand Logistics with American Steamship Company. AIP is currently investing from American Industrial Partners Capital Fund VIII, LP, a $5.1 billion pool of capital.

Terms of our Proposed Transaction

We propose acquiring 100% of the outstanding shares of RYAM for $11.00 to 12.00 per share in cash, which reflects both our existing knowledge of the business and its forward outlook as well as expected operational and cost synergies between RYAM and GCF. Our proposal assumes that RYAM’s public disclosures provide an accurate and complete reflection of the state of its operations, outlook, and liability profile, and that the Company runs its businesses and financial policies consistent with today through the Transaction closing.

We believe that our proposed Transaction is a compelling opportunity for RYAM shareholders and provides the following benefits:

•	Near-term attractive cash-certain value realization: 99-117% premium to the Company’s closing share price as of November 17, 2025, as well as a premium to the 5-year-high share price

•	A fast and confidential due diligence process involving a targeted group of managers and locations to minimize disruption to the Company and risk of leaks

•	A fully committed final bid with no financing conditionality in the transaction documentation, and straightforward path to closing given the lack of material competitive overlap with AIP

•	A customary post-signing go-shop period built into the Transaction agreement to ensure shareholder value maximization

The purchase of the Company would be made through a newly formed entity created for the Transaction and financed through a combination of debt and AIP equity. Importantly, AIP’s purchase of RYAM would not be contingent on closing GCF.

As described above, the Transaction will not be subject to a financing contingency. It is not AIP’s practice to rely on excessive leverage, and we would be careful to match the operating characteristics and needs of the Company to the capital structure for the Transaction. AIP has extensive relationships with several U.S. and international money center banks, investment banks, and other providers of long-term capital. AIP can underwrite and commit to the equity component out of our current American Industrial Partners Capital Fund VIII, L.P.

AIP has a long-standing history of partnering with talented management teams. We believe the RYAM employees and management team are a critical part of the Company’s future success.

Due Diligence

As mentioned, we have completed extensive outside-in analysis of RYAM to date. We believe that upon execution of a mutually acceptable confidentiality agreement, we can expeditiously complete our diligence and commit to a Transaction through targeted access to senior management, key facility visits, and access to selected financial, commercial, and operational data. We understand the need to conduct our diligence in a way that maintains strict confidentiality and limits the burden on the Company and the number of employees aware of the exercise.

We pride ourselves on a straightforward and committed approach to transactions and we are differentiated by our speed, certainty, and transparency. With the appropriate mutual commitment of resources, we expect to confirm our valuation (and of course narrow it to a single share price) and enter into a binding Transaction agreement within the timeframe outlined below. The following critical processes related to the Transaction would ideally occur in parallel to enable us to enter into a binding agreement in approximately 8 weeks assuming the dedicated attention of all parties involved:

Activity	Estimated Timetable
Business Diligence	8 weeks
Accounting Diligence	6 weeks
Legal, ESG & Tax Diligence	6 weeks
Labor & Benefits Diligence	4 weeks
Risk Management / Insurance, Environmental & IT Diligence	4 weeks
Fully Committed Debt Financing	8 weeks

We will tailor our diligence timeline based on guidance from the Board of Directors and to align with management’s schedules, including upcoming holidays.

Bilateral Discussions

We are aware of the significant commitment of resources on both sides to engage on this expedited timetable and to do so in a confidential and constructive manner. AIP has already invested significant time and effort in our diligence, and this initial bid reflects high conviction in RYAM being an excellent fit for our investment model. We would continue to invest both time and money and make this Transaction a key priority for the firm. Our expectation is a focused bilateral discussion and we would anticipate a customary go-shop period (along with customary bid protections) after announcing the Transaction.

We have retained Davis Polk & Wardwell LLP as legal counsel and intend to onboard other specialists with whom we regularly work to complete the other due diligence areas in an expeditious manner. If this letter proposal is acceptable to the Company’s board of directors, AIP and our advisors are prepared to engage as soon as practicable.

Approval and Conditions

Our proposal has been reviewed and approved by our Investment Committee which directs AIP’s funds on a blind pool basis. Entry into a definitive agreement would not require any further approvals by AIP other than by the Investment Committee following satisfactory completion of due diligence and negotiation of relevant Transaction agreements (which we would envision could be advanced in parallel with due diligence).

With respect to regulatory matters, we have engaged our long-standing regulatory counsel at Baker Botts, LLP and are confident that the proposed transaction will secure all necessary antitrust/competition law and foreign direct investment (“FDI”) clearances on a timely basis and without any material issues or delays. AIP and Baker Botts LLP have extensive experience preparing and submitting merger control and FDI filings and engaging proactively with regulatory authorities around the world. We look forward to working with you to submit necessary filings and secure timely approvals for the proposed transaction. Please see Exhibit A from Baker Botts LLP for further information.

We currently expect the consummation of the Transaction would be subject to customary closing conditions including approval by RYAM shareholders as well as customary regulatory approvals made within necessary regions (which we would expect to receive within statutory review or waiting periods as AIP does not own any portfolio companies with material competitive overlap).

Non-Binding Nature, Confidentiality

Our indication of interest in the proposed Transaction is a non-binding proposal and subject to diligence and negotiation. Whether or not the terms set forth in our indication of interest or the Transaction proposed herein is consummated, the parties agree that this indication of interest is confidential and they will not disclose or reveal the existence or terms of the indication of interest or any aspect of our negotiations to any third party other than attorneys, accountants, bankers and other advisors who need to know such information in connection with evaluating and/or negotiating the proposed Transaction and are provided such information on a similar confidential basis. Notwithstanding the foregoing, AIP acknowledges that RYAM, as a publicly held company, is subject to certain disclosure requirements under applicable securities laws and stock exchange rules and, therefore, AIP agrees that RYAM may disclose (after reasonable prior notice to AIP and with AIP’s prior approval) the existence or terms of the indication of interest or any aspect of our negotiations or the transactions contemplated hereby if RYAM reasonably determines, based on the opinion of its external counsel, that such disclosure is necessary under such securities laws or stock exchange rules.

Conclusion

Please do not hesitate to contact me to discuss our proposed Transaction. I would be enthusiastic to meet at your convenience, either on teleconference or in person, along with the other senior leaders from AIP to walk through our firm, our investment thesis, and this letter and proposed Transaction.

Yours truly,

/s/ Toni Rinnevaara

Toni Rinnevaara

Partner & Chief Investment Officer

American Industrial Partners

Exhibit A – Memorandum from Baker Botts LLP

Based on the information available to us and our work to date we believe there are several strong arguments that would result in prompt reviews and unconditional clearances in the U.S. and internationally.

There is very limited competitive overlap between GCF and RYAM. Based on our analysis to date and publicly available information about RYAM’s product mix, GCF does not produce any products that overlap with RYAM’s Cellulose Specialties, Paperboard or High-Yield Pulp.

Where there is overlap, RYAM is a small player and many other competitors will remain. The only competitive overlap is in fluff pulp, which is a secondary business for RYAM. We estimate that RYAM accounts for less than 5% of North American fluff pulp capacity and an even smaller percentage of global capacity. Given RYAM’s de minimis position and the large number of competitors that will remain, we do not anticipate significant questions or concerns about this limited product overlap.

There is significant product differentiation and complementarity. As noted, GCF does not overlap with the vast majority of RYAM’s revenue, including its primary business segments. As such, the authorities will view the proposed transaction as complementary and a product line extension by AIP and GCF.

There are no supply links between RYAM and AIP’s portfolio companies. While Attindas (a portfolio company of AIP Capital Fund VII) is a small consumer of fluff pulp, it does not purchase any fluff pulp from RYAM today. In addition, we are unaware of any actual (or potential) supply relationships between RYAM and AIP’s other portfolio companies. As a result, there should be no concerns about vertical integration between RYAM and AIP’s portfolio companies.

With respect to foreign direct investment (FDI), to the extent any reviews are required, RYAM is a US-based publicly-traded company and AIP Capital Fund VIII is ultimately controlled by four U.S. citizens. As such we do not anticipate any FDI-related issues, delays or concerns.

We look forward to working with RYAM and its regulatory counsel to develop these arguments and position the transaction for prompt and efficient regulatory reviews and clearances.

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